FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 28, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

28 November 2013

The Royal Bank of Scotland Group plc

Board Appointment

The Royal Bank of Scotland Group plc ("RBS") announces today that Robert Gillespie  has been appointed as a Non-executive Director of RBS with effect from 2 December 2013.

Commenting on the appointment, Philip Hampton, Chairman of RBS, said:

"I am delighted that Robert has agreed to join our Board.  Given his strong background in finance and banking and his wealth of experience, he will bring additional insight into the business and regulatory environments in the UK, US, and Europe to our Board.

On behalf of my fellow Board members I look forward to welcoming him to RBS and to working with him."

There are no other matters requiring disclosure under Listing Rule 9.6.13.

For further information contact:

Group Media Centre	+44 131 523 4205

Notes to Editors

Biographical Details

Robert Gillespie

Robert began his professional career with Price Waterhouse Cooper where he qualified as a chartered accountant.  In 1981, he moved into banking joining SG Warburg specialising in corporate finance and was appointed as Co-Head and Managing Director of its US investment banking business in 1989.  Following the acquisition of Warburg by UBS in 1995, Robert successively held the roles of Head of UK Corporate Finance, Head of European Corporate Finance and Co-Head of  its global business and CEO of the EMEA region.   He relinquished his management roles at the end of 2005, and was appointed Vice Chairman of UBS Investment Bank.

Robert left UBS to join Evercore Partners, from where he was seconded to the UK Panel on Takeovers and Mergers, as Director General, from 2010 to 2013.

Robert is currently an independent Board director at Ashurst LLP, Chairman of Council at the University of Durham, Chairman of the Somerset House Trust and Chairman of the Boat Race Company Limited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	November 28, 2013	By:	/s/ Barbara C. Wallace
			Name:	Barbara C. Wallace
			Title:	Assistant Secretary